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                                                                    Exhibit 4.1



                                    AMENDMENT
                                     TO THE
                              LOMAK PETROLEUM, INC.
                       1989 STOCK OPTION PLAN, AS AMENDED

                  RESOLVED, that the Lomak Petroleum, Inc. 1989 Stock Option Plan, as amended, be further amended by deleting Section 1.01 thereof and substituting the following therefore:

                  1.01 DESCRIPTION OF STOCK AND MAXIMUM SHARES ALLOCATED. Subject to the adjustments provided for in Paragraph 5.06 hereof, the stock to which options granted hereunder give the holder thereof the right to purchase shall be shares of the Corporation's authorized common stock, $.01 par value (together with any other securities with respect to which options granted hereunder may become exercisable, hereinafter referred to as the "Stock"), and may become unissued or reacquired shares, as the Board of Directors of the Corporation (the "Board of Directors") may, in its sole and absolute discretion, from time to time determine. Subject to the adjustments provided for in Paragraph 5.06 hereof, the aggregate number of shares of Stock to be issued pursuant to the exercise of all options granted hereunder shall not exceed 2,000,000 shares. Notwithstanding the foregoing, no option may be granted which would result in there being outstanding aggregate options covering a number of shares of Common Stock greater than 10% of the Corporation's then outstanding shares of Common Stock (including for calculation purposes all shares of Common Stock issuable upon exercise of outstanding warrants and other convertible securities of the Corporation.)




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